Exhibit 9.01B

Pro Forma Financial Information

On August 25, 2004, the First National Lincoln Corporation (the Company) entered into an agreement to merge FNB Bankshares (FNB) of Bar Harbor, Maine, and its subsidiary, The First National Bank of Bar Harbor, into the Company. This merger was completed on January 14, 2005. In its 2004 Strategic Plan, the Company identified certain markets in which it would consider future growth opportunities, including the area served by FNB Bankshares. Management expects that the products and services available in the FNB Bankshares market area will be enhanced as a result of the combination of the two companies, and this will also provide a larger capacity to lend money and a stronger overall funding base. It is expected that the combined entity will realize cost savings from redundant expenses, such as regulatory fees, audit costs, legal costs, and outsourced costs.

As part of the merger, the Company issued 2.35 shares of its common stock to the shareholders of FNB in exchange for each of the 1,048,814 shares of the common stock outstanding of FNB. Cash in lieu of fractional shares of the Company's stock was paid at the rate of $17.87 per share, which was the average high/low price of the Company's stock for the 30-day period ending January 9, 2005, under terms specified in the Merger Agreement. At the time of the merger, there were outstanding options to purchase 126,208 shares of FNB common stock under the FNB Bankshares Stock Option Plan. Of these, options to acquire 40,630 FNB shares were converted into options to acquire an aggregate of 95,479 common shares of the Company at a purchase price of $3.80 per share. Holders of unexercised options to purchase FNB shares that were not converted were paid cash to retire their options at the rate of $42.00 for each share subject to the option, less the option exercise price per share. The total amount paid to retire the remaining options was approximately $2.6 million.

The total value of the transaction was $47,961,000, and all of the voting equity interest of FNB was acquired in the transaction. The Company assumed all outstanding liabilities of FNB, including liabilities under certain Employment Continuity Agreements and Split Dollar Agreements with executive officers of FNB. The merger was intended to qualify as a reorganization for federal income tax purposes and provide for a tax-free exchange of shares.

The transaction will be accounted for as a purchase and, accordingly, the operations of FNB will be included in the Company’s future consolidated financial statements from the date of acquisition. The purchase price will be allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of net tangible and intangible assets acquired will be recorded as goodwill, none of which is expected to be deductible for tax purposes. Goodwill related to the core deposit intangible will be amortized over its expected economic life, and remaining goodwill is evaluated annually for possible impairment under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The final allocation will be determined upon the Company's completion of its analysis of the value of assets acquired and liabilities assumed.

In the tables which follow, pro forma financial information is presented.

Pro-Forma Balance Sheets

The pro forma balance sheets show how the financial position of the Company (FNLC) would have been presented if the transaction had closed prior to December 31, 2004. The adjustments show Management's estimate of the effect of recording all assets and liabilities acquired to current fair value as well as the amount of identified intangibles (core deposit intangible). The excess of purchase price over the fair value of net tangible and intangible assets acquired is recorded as goodwill.

As of December 31, 2004	FNLC	FNB	Adjustments	Pro Forma

Cash and cash equivalents	$14,770,000	$8,007,000		$22,777,000
Investment securities	126,827,000	26,824,000	3,000	153,654,000
Loans held for sale at cost	-	179,000		179,000
Loans	478,332,000	185,637,000	497,000	664,466,000
Less allowance for loan losses	4,714,000	2,005,000		6,719,000
Net loans	473,618,000	183,632,000	497,000	657,747,000
Accrued interest receivable	2,791,000	1,189,000		3,980,000
Premises and equipment	9,061,000	4,757,000	3,183,000	17,001,000
Other real estate owned	-	-		-
Other assets	7,171,000	4,713,000	(811,000)	11,073,000
Identified intangibles			2,771,000	2,771,000
Goodwill			25,858,000	25,858,000
Total assets	$634,238,000	$229,301,000	$31,501,000	$895,040,000

Liabilities
Total deposits	$369,844,000	$189,160,000	$495,000	$559,499,000
Borrowed funds	207,206,000	20,929,000	97,000	228,232,000
Other liabilities	4,373,000	2,015,000	145,000	6,533,000
Total liabilities	581,423,000	212,104,000	737,000	794,264,000
Shareholders’ equity
Common stock, eighty cents par value	74,000	839,000	(829,000)	84,000
Additional paid-in capital	3,973,000	456,000	47,495,000	51,924,000
Retained earnings	46,809,000	15,604,000	(15,604,000)	46,809,000
Net unrealized gain on securities available for sale	1,959,000	298,000	(298,000)	1,959,000
Total shareholders’ equity	52,815,000	17,197,000	30,764,000	100,776,000
Total liabilities and shareholders’ equity	$634,238,000	$229,301,000	$31,501,000	$895,040,000

Pro-Forma Statement of Income

The pro forma statements of income show how the Company's results of operations would have been presented if the Company (FNLC) and FNB had operated as one entity for the entire period presented. Management has made adjustments to reflect the amortization of the premium recorded on loans acquired, the increased depreciation on premises, and amortization of the core deposit intangible. No estimate has been made for cost savings which are expected to accrue as a result of the combined operations of the two entities. Average shares outstanding and incremental shares used in earnings per share calculations are based upon the exchange ratio of 2.35 shares of FNLC for each share of FNB.

Year ended December 31, 2004	FNLC	FNB	Adjustments	Pro Forma
Interest and dividend income
Interest and fees on loans	$23,982,000	$9,924,000	$(99,400)	$33,806,600
Interest on deposits with other banks	4,000	1,000		5,000
Interest and dividends on investments (includes tax-exempt income of $1,802,000 in 2004, $1,585,000 in 2003, and $1,075,000 in 2002)	6,542,000	1,205,000		7,747,000
Total interest and dividend income	30,528,000	11,130,000	(99,400)	41,558,600
Interest expense
Interest on deposits	5,175,000	2,242,000		7,417,000
Interest on borrowed funds	3,849,000	283,000		4,132,000
Total interest expense	9,024,000	2,525,000	-	11,549,000
Net interest income	21,504,000	8,605,000	(99,400)	30,009,600
Provision for loan losses	880,000	180,000		1,060,000
Net interest income after provision for loan losses	20,624,000	8,425,000	(99,400)	28,949,600
Non-interest income
Fiduciary and investment management income	874,000	692,000		1,566,000
Service charges on deposit accounts	1,177,000	878,000		2,055,000
Net realized gain on securities available for sale				-
Mortgage origination and servicing income	419,000	246,000		665,000
Other operating income	2,197,000	2,265,000		4,462,000
Total non-interest income	4,667,000	4,081,000	-	8,748,000
Non-interest expense
Salaries and employee benefits	7,071,000	4,462,000		11,533,000
Occupancy expense	850,000	665,000	81,615	1,596,615
Furniture and equipment expense	1,431,000	462,000		1,893,000
Other operating expenses	4,019,000	3,600,000	277,100	7,896,100
Total non-interest expense	13,371,000	9,189,000	358,715	22,918,715
Income before income taxes	11,920,000	3,317,000	(458,115)	14,778,885
Income tax expense	3,411,000	867,000	(160,340)	4,117,660
Net income	$8,509,000	$2,450,000	$(297,775)	$10,661,225
Earnings per common share:
Basic earnings per share	$1.16	$2.34		$1.09
Diluted earnings per share	1.14	2.18		1.06
Weighted average number of shares outstanding	7,330,434	1,046,434	1,412,687	9,789,555
Incremental shares	149,721	78,083	95,479	245,200

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